T. Rowe Price Group, Inc.

100 East Pratt Street

Baltimore, Maryland 21202

May 1, 2012

Via EDGAR filing

Suzanne Hayes

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	T. Rowe Price Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 3, 2012
File No. 000-32191

Dear Ms. Suzanne Hayes:

We are pleased to present T. Rowe Price Group’s responses to the staff comments received in your letter dated April 18, 2012, to James A.C. Kennedy, our Chief Executive Officer and President. Our responses are keyed to your comments, which we have reproduced in bold print. In connection with responding to your comments, the company acknowledges that:

-	it is responsible for the adequacy and accuracy of the disclosure in the filing;

-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for Fiscal Year Ended December 31, 2011

General

1. Please ensure that your future filings on EDGAR reflect the correct file number as it appears on the cover page of your 10-K.

Company Response

We ensured that the file number on the cover page of the Form 10-Q filed on April 24, 2012 matched EDGAR and we will make certain that the correct file number (033-07012-99) appears on the cover page of all future filings.

Item 1A. Risk Factors, page 11

2. We note your disclosure in the first risk factor in this section regarding the effects of the historic low interest rates. We also note your disclosure on page six and elsewhere about waiving advisory fees on money market accounts. We believe more prominent risk factor disclosure is appropriate. Please include a separate risk factor that addresses the impact of the low interest rates on your money market funds and the risks associated therewith. Quantify the amount and percentage of advisory fees you have waived and indicate the number of funds on which you have waived fees and the amount of net assets in them.

Company Response

The nature and amount of money fund fee waivers have been disclosed in the Management Discussion and Analysis section of each Form 10-Q and 10-K since the first quarter of 2010. In our Form 10-K for fiscal year ended December 31, 2012, assuming the circumstances leading to ongoing or reasonably possible money market fund fee waivers in future periods continues to persist, we will add a separate risk factor addressing the impact of the low interest rates on our money market funds and the related risks. We expect the new risk factor to include the following:

The performance of our money market funds is impacted by the historically low interest rate environment.

Our money market funds performance or yield is dependent on the income earned from the underlying securities exceeding the operating costs of the fund. When interest rates are at the historic lows that presently exist, the operating costs of the funds will become a greater portion of the portfolio’s income, thereby reducing the yield of the funds to very low levels. Since the second half of 2009 and presently, such an environment has led us to voluntarily waive a portion of our advisory fee earned on our money market funds in order to maintain yields at or above 0% for fund investors. Such actions reduce our advisory fee income and net income. The actual amount of fees waived is dependent on a number of variables including, among others, changes in the net assets held by our money market funds, changes in market yields, changes in the expense levels of the funds, and our willingness to voluntarily continue such fee waivers. Also, bank deposits may become more attractive to investors and money market funds could experience significant redemptions, which could decrease our revenues and net income. See our discussion under Results of Operations in our Management Discussion and Analysis related to fees waived in the current period, management’s expectation as to future fee waivers and the net cash flows of our money market funds.

In addition, if the amount of money market fee waivers is material, in future filings we will also include in our disclosure the percentage of total investment advisory fees waived, and the number of funds on which we waived fees and the amount of net assets in them. We included such disclosure in our Management Discussion and Analysis in the Form 10-Q filed with the SEC on April 24, 2012. The disclosure made was as follows:

We waived $8.8 million in money market management fees in the first quarter of 2012, an increase of $1.8 million from the comparable 2011 quarter, in order to maintain a positive yield for fund investors. The 2012 fee waivers represent about 1% of our total investment advisory revenues earned during the first quarter of 2012, and were waived from nine of our money market mutual funds that have combined net assets of $14.3 billion at March 31, 2012.

Legal and Regulatory Risks, page 17

3. Please revise the first two risk factors in this section to address with greater specificity the risks associated with new and existing regulatory requirements to which you and your subsidiaries are subject. For example, while we note your disclosure that the Volcker Rule “…has led [you] to begin evaluation whether it remains prudent to maintain your savings bank…,” it is unclear from your existing disclosure what “potential restrictions” would be implemented and how the rule would impact that particular subsidiary and what effect eliminating it would have on you. Additionally, we note your discussion on page 18 regarding “…new regulations [that] could require the Price funds to reduce the levels of certain mutual fund fees….” Please expand your disclosures to explain the proposed rules in greater detail and to clarify whether the rules, if implemented, would materially impact your operations. Please note that these are examples only and that your revised disclosures should discuss all regulatory risks that are most material to you.

Company Response

The following updated disclosures will be added to the legal and regulatory risk factors in our second quarter of 2012 Form 10-Q filing, subject to any changes in existing or proposed regulations before the filing of such Form 10-Q. Our updated risk factors will provide such details of new or proposed regulations, if implemented, that could have, in our opinion, a material impact on our business and results of operations, as follows:

Our regulatory environment is frequently altered by new regulations and by revisions to, and evolving interpretations of, existing regulations. Future changes could require us to modify or curtail our investment offerings and business operations. For example, the Volker Rule as currently proposed has led us to begin evaluating whether it remains prudent to maintain our savings bank in light of the potential restrictions the rule could place on our other business activities. Although our savings bank operation is not material to the operating results of the company, the final application of the rule is not yet settled and uncertainty related to definitions of covered funds and affiliates could negatively impact our ability to launch and seed new funds if we continue to maintain a savings bank affiliate. Additionally, there is the risk that liquidity in capital markets may be impacted, and it may be more difficult to execute transactions on behalf of our clients.

Potential impact of other current or proposed legal or regulatory requirements include, without limitation, the following:

The Federal Reserve Board has recently adopted final regulations related to non-Bank Systemically Important Financial Institutions (“SIFIs”). It has been suggested by some that large mutual funds, particularly money market funds, should be designated as SIFIs. We do not believe that mutual funds should be deemed SIFIs. Further, we do not believe SIFI designation was intended for traditional asset management businesses. If, however, any Price fund or Price affiliate is deemed a SIFI, increased regulatory oversight would apply, which may include enhanced capital, liquidity, leverage, stress testing, resolution planning, and risk management requirements.

There has been increased speculation that additional money market fund reform will be proposed. Proposed reforms could require funds to adopt floating NAVs or various capital buffers or redemption restrictions. Adoption of any such reforms could have a negative impact on the attractiveness of such funds to investors, or the willingness of the firm to sponsor such products.

The Commodity Futures Trading Commission (“CFTC”) has adopted certain amendments to its rules that would limit the ability of mutual funds and certain other products we sponsor to use commodities, futures, swaps and other derivatives without additional registration. Although we do not anticipate the need to register at this time, if our use of these products on behalf of client accounts increases so as to require registration, we would be subject to additional regulatory requirements and costs associated with registration.

The SEC has proposed new municipal adviser registration rules as a result of Dodd-Frank. It is uncertain at this point what the full impact of these new rules will be on our business, but it is expected, if adopted as proposed, that certain affiliates would be subject to additional regulatory requirements and incur costs to ensure compliance with these requirements.

The U.K. Financial Services Bill will fundamentally transform financial services regulation in the U.K. Although the new regulatory architecture will likely have an impact on the manner in which our U.K. affiliate is supervised, we do not believe there will be substantive changes to the conduct of business rules to which we are subject. However, the operations of our U.K. affiliate could be impacted to the extent the nature of our supervision or the substance of such rules change.

There has been increased global regulatory focus on the manner in which intermediaries are paid for distribution of mutual funds. Changes to long-standing market practices related to fees or enhanced disclosure requirements may negatively impact sales of mutual funds by intermediaries, especially if such requirements are not applied to other investment products.

Global regulations on OTC derivatives are evolving, including proposed rules under Dodd-Frank and European Market Infrastructure Regulation (“EMIR”) relating to central clearing counterparties, trade reporting and repositories. There is uncertainty related to the requirements under these new regulations and whether they will impact current trading strategies for our clients.

We are subject to various laws and regulations in the jurisdictions where we operate outside the U.S., including pan-European Directives, such as the Alternative Investment Fund Management Directive (“AIFMD”). The AIFMD has not yet been implemented and interpretations of certain provisions are not yet final. Depending on such interpretations, the AIFMD may impact remuneration policies, capital requirements, and the manner in which affiliated entities provide services to funds covered by the Directive.

We cannot predict the nature of future changes to the legal and regulatory requirements applicable to our business, nor the extent of the impacts that will result from current or future proposals. However, any such changes are likely to increase the costs of compliance and the complexity of our operations. They may also result in changes to our product or service offerings.

Item 7A. Qualitative and Quantitative Disclosures About Market Risk, page 35

4. We note that your presentation of the potential future loss of value is determined using the lowest net asset value per share during 2011. Please revise your disclosure in future filings to address the following:

•	Explain why you believe that the lowest net asset value during the reporting period is the most appropriate assumption to reflect potential equity price risk.

•	Provide the average net asset value during the reporting period so readers can understand how likely it may be that equity prices will reach this level.

To the extent that different funds have materially different trends, please disaggregate your disclosure to discuss the different risk and trends that are specific to each fund.

Company Response

We utilize the closing net asset value (NAV) at the end of each period to record the fair value our investments in sponsored mutual funds that are accounted for as available-for-sale securities. We have chosen to use a variant of a fund’s NAV to quantify the market risk associated with our investments in sponsored mutual funds as we believe that the volatility in each mutual funds’ NAV best reflects the underlying risks potential as well as the market trends surrounding each fund’s investment objectives. Further, we selected the lowest NAV experienced by each fund in the last twelve months to compare the NAV used to fair value the investment as we believe the difference between the two NAVs generally reflects a reasonably possible near-term change in valuation.

We do recognize that there is the potential that the lowest net asset value for a fund in a given year could be the NAV used to fair value our investment at the end of the period. In light of this, we believe that modifying our assumptions in future filings to better reflect the potential loss associated with equity price risk is prudent. We will reflect the potential loss in carrying value to the greater of 10% or each fund’s lowest NAV for the last twelve month period.

Since our underlying assumption is based on the individual NAVs of our fund investments, we believe that the potential loss percentage disclosed in our table on page 35 of Item 7A along with actual returns of major equity and bond indexes disclosed in the background section of our MD&A provides the reader the ability to gauge the likelihood of such a decline from occurring.

In our 2012 Form 10-K, we will expand on our disclosures and include the reasons why we have selected these assumptions in quantifying market risk in valuations. However, if circumstances present themselves, including significant changes in the financial market environment, that materially change the valuation risk disclosures made in our 2011 10-K, we will update our market risk disclosures in future interim filings.

Definitive Proxy Statement on Schedule 14A

Equity Incentive Compensation, page 24

5. We refer to your disclosure that equity compensation generally falls within a range of 20 to 30 percent of total compensation for your named executive officers and note that 2011 equity awards fell at varying points within that range. Please expand your disclosure in this section to explain in greater detail how the Executive Compensation Committee determined that amount of equity incentive compensation awards to named executive officers, including disclosure of any individual performance factors that the Committee considers. We note in this regard that it is unclear from your existing disclosure how the “level of responsibility of each of the NEOs” corresponds with the equity awards that the Committee ultimately granted in 2011.

2011 NEO Annual Cash Incentive Awards, page 26

6. Please revise your disclosure in future filings to clarify how the Executive Compensation Committee determined the actual percentage of the Annual Incentive Compensation Pool to pay out to each named executive officer. For example, while we note that the Committee considered various corporate and individual performance factors in setting the bonus amounts, the methodology used by the Committee in determining the actual cash bonus from the maximum potential payout is unclear. In this regard, we note that all named executive officers with the exception of Mr. Moreland received approximately a third of the maximum potential payout. Please clarify whether the Committee uses a formulaic approach when reducing the maximum awards and disclose the reasons for any deviation from such an approach. If the Committee does not use a formula, please expand your disclosure to explain in greater detail how the performance factors described at the bottom of page 24 resulted in each named executive officer receiving his respective award, including the extent to which the Committee evaluated corporate and performance factors on a subjective basis.

Company Response

We are responding jointly to the Staff’s comment numbers 5 and 6 because in both instances the comments ask for greater detail with respect to our determination of equity incentive compensation and cash incentive awards for our NEOs. As both questions relate to our 2012 proxy statement for our recently completed annual meeting, we assume that in both instances the request is for us to provide additional disclosure and detail in future filings.

We note at the outset that the Company does not have a formulaic approach to the determination of either equity incentive compensation or annual cash incentive compensation. Rather, and as we believe is described in the 2012 proxy statement, the Company considers the level of responsibility of the individual and various performance measures and objectives in determining the individual awards. The primary focus of our equity awards, which ratably vest over five to nearly six years, is to create a significant alignment over time between the interests of our key associates and the long-term interests of our stockholders. In this regard, for our equity awards, individual short-term performance measures are not as important as there is less annual variation in the level of awards for people of comparable levels of impact and responsibility.

With the foregoing as background, we understand the Staff’s request for greater detail and clarity, we intend to do the following in future filings:

1.	With respect to equity incentive awards, we will provide additional discussion to explain how the level of responsibility of each of the NEOs corresponds with the actual equity award made to that NEO. In addition, we will provide additional detail if and to the extent individual performance factors are relevant to the level of awards to specific individuals constituting the NEOs.

2.	With respect to annual cash incentive compensation, we believe that a significant amount of detail has been provided with respect to the various corporate and individual performance factors considered in setting the bonus amounts. In this regard, we note that pages 23 and 24 of the proxy statement identifies eight goals and objectives for 2011 against which performance was measured, and eight different categories of data points considered by the Committee in setting the cash bonus amounts. We reiterate that there is no specific formula used by the Committee, and the Committee considers all of the performance factors discussed in setting the individual cash compensation amounts. Certain of the performance factors are subjective in nature in that they involve assessment of the T. Rowe Price brand, reputation, culture and commitment to service quality and our employees. Some, however, are objective in nature, and where that was the case, we attempted to provide a description of the objective factors used to determine compensation. In future filings, we will seek to provide greater detail with respect to the determinations of the Committee and how the factors ultimately considered by the Committee were used in setting the amount of annual cash incentive awards, including the individual awards to the NEOs.

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We believe that we have considered and appropriately responded to the staff’s comments. However, if you have questions regarding our responses, you may contact me at (410) 345-3525.

Sincerely,

/s/ Kenneth V. Moreland

Vice President, Chief Financial Officer and Treasurer